SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission File Number 1-13393

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT SAVINGS & INVESTMENT PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Choice Hotels International, Inc.

10750 Columbia Pike, Silver Spring, Maryland 20901

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Report of Independent Auditors on Financial Statements and

Supplemental Schedule

As of December 31, 2002 and 2001 and for the year ended

December 31, 2002

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT, SAVINGS AND INVESTMENT PLAN

December 31, 2002 and 2001

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of Choice Hotels

International, Inc. Retirement, Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PRICEWATERHOUSECOOPERS LLP

Washington, DC

June 13, 2003

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT, SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments at fair value
Mutual funds	$14,556,815	$17,460,086
Common collective trusts	5,217,772	3,831,254
Common stock	4,010,799	4,122,051
Self-directed	621,416	1,182,122
Participant loans	464,615	485,714
Money market	52,704	8,683

	24,924,121	27,089,910
Receivables
Employer contributions	1,187,496	1,196,416
Participant contributions	82,583	81,828
Accrued interest and dividends	7,690	6,783

Net assets available for benefits	$26,201,890	$28,374,937

The accompanying notes are an integral part of these statements.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT, SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions:
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments (Note 3)	$(3,762,482)
Participant loan interest	33,810
Dividends and interest	543,492

(3,185,180)
Contributions:
Participant	2,376,309
Employer	1,187,496
Rollover	347,439

Total additions	726,064

Deductions:
Deductions from net assets attributed to:
Participant directed expenses	(2,560)
Benefits paid to participants	(2,896,551)

Total deductions	(2,899,111)

Net decrease	(2,173,047)
Net assets available for benefits:
Beginning of period	28,374,937

End of period	$26,201,890

The accompanying notes are an integral part of these statements.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

1.	Description of the Plan

Choice Hotels International, Inc. (“Choice” or the “Company”) is the second largest franchiser of hotels in the world. Choice franchises approximately 4,600 hotels operated under the following brand names: Quality Inn, Comfort Inn, Clarion, Sleep Inn, Rodeway Inn, EconoLodge, and Mainstay Suites. The Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) is a defined contribution, salary deferral plan available to the employees of Choice. Merrill Lynch Trust Company (“Merrill Lynch”) is the Plan trustee.

The following description of the Plan provides only general information, and participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective October 15, 1997, and was restated and amended in its entirety effective January 1, 2001. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and contributions

All employees of Choice are eligible to participate in the Plan if they are:

•	At least 21 years of age

•	Have completed one year of service

•	Have worked at least 1,000 hours in the previous year

Participants may elect to contribute up to a maximum amount per calendar year subject to IRS limitations, $11,000 in 2002. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds, one common/collective trust, Choice Hotels International, Inc. common stock (“Choice common stock”) and a self-directed brokerage option as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant’s earnings.

Choice matches the employees’ contributions, up to a total match of 6 percent of the employees’ salary. Company matching contributions are made in the form of Choice common stock on an annual basis, as described in the Plan document (Note 4). Participants may immediately elect to redirect the Company matching contribution to any of the various investment options offered by the Plan.

For employees hired on or before December 31, 1999, the following Company matching contributions apply:

Length of service	Percentage match
1 – 5 years	50%
6 – 9 years	75%
10 years or more	100%

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Employees hired on or after January 1, 2000 receive a 50 percent Company match, with no length of service adjustment.

Each participants’ account is credited with the participant’s contribution and allocations of the Company’s matching contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Choice has the right to apply amounts forfeited by employees to reduce future Company matching contributions. At December 31, 2002 and 2001, the fair value of forfeitures held by the Plan was $97,222 and $76,736, respectively, which may be used to reduce future employer contributions. No amounts were used to reduce the employer contribution during 2002.

Payment of benefits and vesting

Participants are immediately vested in all participant contributions and earnings on such contributions. Participants vest in the Choice contributions and earnings 20 percent per year beginning at the end of their first year, resulting in full vesting at the end of their fifth year.

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a twenty-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution only.

Participants who leave Choice with a balance of less than $5,000 are required to roll the money over into another 401(k) or IRA account, or receive a direct payment after withholding of applicable federal and state tax provisions. If the participant’s balance is greater than $5,000, the participant may retain their investment in the Plan for as long as IRS regulations allow.

Loans

Participant loans are made available to all participants who have a vested account balance. The minimum loan amount is $750 and the maximum loan amount is the lesser of $50,000 or 50 percent of a participant’s vested account balance. Interest rates are equal to 1 percent above the Prime Rate on the date the loan is issued and there is a $50 loan-processing fee per loan. Participants may not have more than one loan outstanding at any time. Each loan by its terms shall be required to be repaid within five (5) years of the date the loan is made; provided however, that a residential home mortgage loan may, in the discretion of the Administrative Committee, be repaid over a reasonable period of time in excess of five (5) years.

2.	Summary of Significant Accounting Policies:

Use of estimates

The Plan’s financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Investment valuation and income recognition

The Plan’s investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. All income is allocated daily.

Participant loans are valued at cost, which approximates fair value.

Risks and uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as a direct common stock investment. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Trustee fees

Investment management fees are netted against investment earnings in each fund. Participant accounts are also charged loan-processing fees. Trustee fees and all administrative expenses of the Plan are currently paid by Choice. Choice currently has no intention to seek reimbursement from the Plan for prior or future expenses paid by Choice.

Payment of benefits

Benefit claims are recorded when paid.

Reclassifications

Certain reclassifications have been made to the prior year amounts in order to conform to the current year presentation.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2002	2001

Alliance Premier Growth Fund	$3,422,048	$6,146,045
Merrill Lynch Balanced Capital Fund	2,056,594	3,315,471
Mercury HW International Value Fund	1,778,877	2,247,383
Merrill Lynch S&P 500 Index Fund	1,581,218	1,743,850
Merrill Lynch Retirement Preservation Trust	5,217,772	3,831,254
Choice Hotels International, Inc. Common Stock*	4,010,799	4,122,051
Pimco Small Cap Value Fund	1,353,695	779,004	**
Pimco Total Return Fund	2,026,231	934,691	**

*	Nonparticipant-directed investment
**	2001 asset value is less than 5% of Plan net assets at December 31, 2001

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $ (3,762,482) as follows:

Mutual funds	$(3,844,695)
Common stock	82,213

$(3,762,482)

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2002	2001

Net assets:
Choice Hotels International, Inc. common stock	$4,010,799	$4,122,051

Year ended December 31, 2002
Changes in net assets:
Contributions	$1,264,679
Interest	1,575
Net appreciation	144,193
Benefits paid to participants	(450,956)
Transfers to participant-directed investments, net	(1,070,743)

$(111,252)

5.	Federal income tax status

Management believes that the Plan, as designed and operated, is in compliance with the applicable requirements of Section 401 (a) of the Internal Revenue Code. In February 2002, the Plan filed an application for a determination letter with the Internal Revenue Service (“IRS”). On April 7, 2003, the Plan received a favorable determination letter from the IRS, which stated that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

6.	Plan termination

Although it has not expressed any intent to do so, Choice has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Choice matching contributions.

7.	Related-party transactions

The investment in Choice common stock constitutes a party-in-interest transaction, as Choice is the Plan sponsor. Total purchases and sales of Choice common stock during 2002 were $1,364,849 (60,110 shares) and $1,620,294 (69,520 shares), respectively. As of December 31, 2002 and 2001, the Plan held 176,687 and 186,097 shares of Choice common stock with a fair value of $4,010,799 and $4,122,051, respectively.

In addition, certain Plan investments are shares of mutual funds and a common collective trust managed by Merrill Lynch. As Merrill Lynch is the trustee, these transactions also qualify as party-in-interest transactions.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT, SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue	Cost	Current Value
Alliance Premier Growth Fund	$6,675,594	$3,422,048
Alliance Growth & Income Fund	829,549	624,213
Fidelity Advisor Small Cap Fund	380,211	287,767
Ing Prilgrim Int'l Small Cap Fund	127,780	108,321
Merrill Lynch Balanced Capital Fund*	2,973,865	2,056,594
Merrill Lynch S&P 500 Index Fund*	2,188,524	1,581,218
Mercury HW International Value Fund*	2,497,104	1,778,877
Pimco Small Cap Value Fund	1,237,622	1,353,695
Pimco Total Return Fund	2,002,713	2,026,231
Pimco Innovation Fund	935,764	233,836
Van Kempen Equity Income Fund	1,178,910	1,084,015
Merrill Lynch Retirement Preservation Trust*	5,211,804	5,217,772
Choice Hotels International, Inc. Common Stock*	3,005,764	4,010,799
Participant Loans (maturing at various dates ranging from January 2003 to April 2032 with interest rates ranging from 5.25% to 10.5%)*	464,615	464,615
Self-directed option	621,416	621,416.
Money market	52,704	52,704

Total assets held for investment purposes		$24,924,121

*	Denotes a party-in-interest.

Exhibits.

23 – Consent of Independent Public Accountants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 27, 2003	CHOICE HOTELS INTERNATIONAL, INC.
RETIREMENT SAVINGS & INVESTMENT PLAN

	By:	/s/ THOMAS MIRGON
Senior Vice President, Administration
Choice Hotels International, Inc.